December 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	GBS INC.
Registration Statement on Form S-1 (Registration No. 333-232557)
Concurrence in Acceleration Request

Ladies and Gentlemen:

Dawson James Securities, Inc. (“Dawson”), as representative of the underwriters for the referenced offering, hereby concurs in the request by GBS Inc. that the effective date of the above-referenced registration statement be accelerated to 4:30 p.m. (Eastern Time), or as soon as practicable thereafter, on December 22, 2020, pursuant to Rule 461 under the Securities Act. Dawson affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

By:	/s/ Robert D. Keyser, Jr.
Name:	Robert D. Keyser, Jr.
Title:	CEO